Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO THE BYLAWS

OF

ECOARK HOLDINGS, INC.

The undersigned, as an officer of Ecoark Holdings, Inc. (the “Corporation”), hereby certifies that by action of the board of directors of the Corporation, pursuant to Article VII of the Corporation’s Bylaws, Article II, Section 4 of the Bylaws shall be amended and restated with the following

“Election and Term. The number of Directors of the Corporation shall be no fewer than two (2) nor more than nine (9), the exact number of which shall be fixed from time to time within this range by the Board of Directors. The number of Directors may at any time be increased or decreased by the Board of Directors at any regular or special meeting of the Board of Directors provided that no decrease shall have the effect of shortening the term of any incumbent Director. After election or appointment, Directors shall be elected at the annual meeting of shareholders and the term of office of each Director shall be until the next annual meeting of shareholders and the election and qualification of his successor. Any directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors for a term of office continuing only until the next election of Directors. Directors need not be shareholders of the Corporation or residents of any particular state.”

The matters set forth in this Certificate of Amendment are true and correct.

/s/ Ashok Sood

Ashok Sood

April 13, 2016